UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2022

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On February 28, 2022, Galmed Pharmaceuticals Ltd. (the “Company”), appointed Doron Cohen to serve as the Company’s Chief Financial Officer, effective February 23, 2022, replacing Yohai Stenzler. In connection with Mr. Cohen’s appointment, Mr. Stenzler, will continue to serve as an executive officer of the Company in the role of Chief Accounting Officer, effective as of February 23, 2022.

Mr. Cohen brings more than twenty-five years of experience in the global financial markets, including significant experience on the buy side of life sciences companies. Since 2016, Mr. Cohen has served as Chief Executive Officer at Tangram Strategic Ltd., a boutique investment firm offering strategic solutions in economic & financial research, risk and regulation. Between August 2018 and February 2022, Tangram provided consulting services to the Company including with respect to management of the Company’s funds. Before that, between 1992 and 2017, Mr. Cohen served as Research Director at Gems Investments Research Ltd., an investment research company. During his tenure there, he provided research to hedge funds and managed three teams of analysts, focusing on investment research, operations research, and risk analysis. Prior to that from 1990 to 1992, Mr. Cohen served as Director of Public Relations at the World Union of Jewish Students. Mr. Cohen holds a Master of Science degree in management from Boston University, and a Bachelor’s degree in philosophy and political science from the University of New South Wales.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: March 3, 2022	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer